

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
Jonathan M. Gottsegen, Esq.
United Rentals, Inc.
Senior Vice President, General Counsel and Corporate Secretary
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re:** **United Rentals, Inc.**
> **Amendment No. 2 Registration Statement on Form S-4**
> **Filed March 14, 2012**
> **File No. 333-179039**

Dear Mr. Gottsegen:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 2 to Form S-4

Litigation Relating to the Merger, page 151

1. Please provide us supplementally with a copy of the amended complaint filed in Israni v. RSC Holdings Inc.

Grants of Plan-Based Awards in 2011, page 225

2. We note your response to comment 15 of our letter dated March 8, 2012 stating that you do not have a threshold payout level under the 2011 Executive Payout Plan and the 2011 Corporate Incentive Plan. Please add a footnote to the Grants of Plan-Based Awards table explaining why there is no threshold payout amount.

Exhibits

3. Please file executed copies of your legal opinion and tax opinions with the next exhibit to your registration statement.

4. Please update your exhibit index to include the Indentures for the merger financing notes and the other related agreements, such as the registration rights agreements, the escrow agreement, and the intercreditor agreement.

United Rentals, Inc. Form 10-K filed January 25, 2012

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

5. We note your response to our prior comment 17. Please revise your intended disclosures to delete your reference to the Financial Reporting Manual.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Tricia Armelin, Staff Accountant, at 202-551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew D. Soussloff (*via E-mail)*
       Sullivan & Cromwell LLP